FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: June 2002 PE 6-30-02

02057609

SEC Registration Number 82-4099

CONTINENTAL MINERALS CORPORATION
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

SEC MAIL PROCESSING SEP 16 2002 WASH. D.C. SECTION

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Quarterly financial statement for the six months ended June 30, 2002 with management discussion and schedules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL MINERALS CORPORATION

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

SHIRLEY MAIN

September 13, 2002

CONTINENTAL MINERALS CORPORATION
(FORMERLY MISTY MOUNTAIN GOLD LIMITED)
FINANCIAL STATEMENTS
For the three and six months ended June 30, 2002
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

CONTINENTAL MINERALS CORPORATION
(FORMERLY MISTY MOUNTAIN GOLD LIMITED)
Balance Sheets
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	June 30, 2002	December 31, 2001
Assets		
Current assets		
Cash and equivalents	$ 45,315	$ 164,824
Amounts receivable	4,601	119,143
Prepaid expenses (note 8)	107,180	-
	157,096	283,967
Investments and reclamation deposits (note 3)	1	1
	$ 157,097	$ 283,968
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 38,622	$ 38,088
Shareholders' equity (note 7)	118,475	245,880
Continuing operations (note 1)		
Redeemable preferred shares (notes 3 and 7(e))		
Subsequent event (note 11)		
	$ 157,097	$ 283,968

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

Robert G. Hunter
Director

Jeffrey R. Mason
Director

CONTINENTAL MINERALS CORPORATION
(FORMERLY MISTY MOUNTAIN GOLD LIMITED)
Statements of Operations
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Three months ended June 30		Six months ended June 30,	
	2002	2001	2002	2001
Expenses				
Corporation capital tax	$ 12,426	$ -	$ 12,426	$ -
Interest earned	(623)	-	(993)	-
Legal, accounting and audit	6,667	48,077	15,045	56,103
Salaries, office and administration	36,764	112,235	53,545	160,251
Shareholder communications	7,481	24,539	7,561	61,137
Trust and filing	20,625	21,660	39,821	27,372
	83,340	206,511	127,405	304,863
Loss for the period	$ 83,340	$ 206,511	$127,405	$ 304,863
Loss per share	$ (0.005)	$ (0.165)	$ (0.007)	$ (0.244)
Weighted average number of shares outstanding	17,798,391	1,248,391	17,273,391	1,248,391

Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited - prepared by management)

	Six months ended June 30,	
	2002	2001
Deficit, beginning of period	$ (7,471,248)	$ (6,755,455)
Deficit adjusted to paid up capital (note 7(a))	7,471,248	-
Loss for the period	(127,405)	(304,863)
Deficit, end of period (note 7)	$ (127,405)	$ (7,060,318)

See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION

(FORMERLY MISTY MOUNTAIN GOLD LIMITED)

Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used for)				
Operations				
Loss for the period	$ (83,340)	$ (206,511)	$(127,405)	$(304,863)
Changes in non-cash operating working capital				
Amounts receivable	744	(298)	114,542	(7,914)
Accounts payable and accrued liabilities	(18,757)	226,486	534	332,859
Prepaid expenses	13,569	2,344	(107,180)	11,260
	(87,784)	22,021	(119,509)	31,342
Investments				
Exploration costs	-	(22,021)	-	(31,342)
Decrease in cash and equivalents	(87,784)	-	(119,509)	-
Cash and equivalents, beginning of period	133,099	-	164,824	-
Cash and equivalents, end of period	$ 45,315	$ -	$ 45,315	$ -

See accompanying notes to consolidated financial statements

CONTINENTAL MINERALS CORPORATION
(FORMERLY MISTY MOUNTAIN GOLD LIMITED)
Schedules of Exploration Expenses
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Six months ended June 30	
	2002	2001
Acquisition costs		
Balance, beginning and end of period	$ -	$ 15,560,398
Exploration Costs		
Assays and analysis	-	8,370
Geological	-	9,051
Property fees and assessments	-	3,298
Site activities	-	10,623
Incurred during the period	-	31,342
Balance, beginning of period	-	13,215,121
Balance, end of period	-	13,246,463
Mineral property interests (see note 3)	$ -	$ 28,806,861

See accompanying notes to consolidated financial statements

(stated in Canadian dollars, unless otherwise stated)

1. Continuing operations

Continental Minerals Corporation (the "Company") is incorporated under the Company Act (British Columbia) ("BCCA") and its principal business activity is the acquisition and exploration of mineral properties. In October 2001, the common shareholders approved a reorganization of share capital, (note 10b) and a name change from Misty Mountain Gold Limited. These financial statements give retroactive effect to these events.

During the year ended December 31, 2001, the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a company with certain directors in common (note 10) in exchange for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar. In addition, as part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims, called the Westgarde Property, however this option was subsequently terminated by the Company (note 5). As a result, at December 31, 2001, the Company did not hold a mineral property interest, other than its indirect mineral property interest through its preferred share investment in Gibraltar. The continuing operation of the Company is dependent on the Company acquiring a mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon future profitable production or proceeds from the disposition of the mineral property interest.

These financial statements are prepared on the basis that the Company will continue as a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern is dependent upon its ability to develop profitable operations and to continue to raise adequate financing through North American and other international markets and investors.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

2. Significant accounting policies

(a) Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(b) Cash and equivalents

Cash and equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less at the date of acquisition.

(c) Investments and reclamation deposits

Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value, while reclamation deposits are recorded at cost.

2. Significant accounting policies (continued)

(d) Land and equipment

Land is recorded at cost. Equipment is recorded at cost less accumulated depreciation. Depreciation is provided using the declining balance method at annual rates of between 20% and 30%, which reflect the estimated useful lives of the equipment.

(e) Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations will be deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred. Mineral property acquisition costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period they are incurred or until a feasibility study has determined that the property is capable of commercial production.

(f) Share capital

The Company records share capital based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the agreement.

The proceeds from common shares issued pursuant to flow-through share financing agreements for Canadian exploration expenditures are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(g) Loss per share

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period, after restating the weighted average common shares for 2000 and 1999 to give effect for the share reorganization (note 7(a)). For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price of the period. This policy was adopted in the year ended December 31, 2001 and has been applied retroactively. There was no impact from the retroactive application on diluted loss per share as the effect of outstanding options and warrants would be anti-dilutive.

(h) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of investments and mineral property interests. Actual results could differ from those estimates.

2. Significant accounting policies (continued)

(i) Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits, bank operating loan (note 6) and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments. The fair value of the Company's investment in Gibraltar preferred shares, and offsetting redeemable preferred shares of the Company, is not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

(j) Segment disclosures

The Company currently operates in a single segment, being the acquisition, exploration and development of mineral properties in Canada.

(k) Share purchase option plan

The Company has a share purchase option plan, which is described in note 7(d). No compensation expense is recognized for this plan when share purchase options are granted. Any consideration paid on exercise of share purchase options is credited to share capital.

(l) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(m) Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform with the presentation adopted in the current period.

3. Investments and reclamation deposits

		2002		2001
Investment in Gibraltar preferred shares (note 3a)	$	26,764,784	$	26,764,784
Redeemable preferred shares of the Company (note 7(e))		(26,764,784)		(26,764,784)
Net smelter returns royalty investment (note 3b)		1		1
Investments and reclamation deposits	$	1	$	1

(stated in Canadian dollars, unless otherwise stated)

3. Investments and reclamation deposits (continued)

(a) Investment in Gibraltar preferred shares

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with certain common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$	28,811,296
Land and equipment		8,488
Reclamation deposit		175,000
Cash consideration		(2,230,000)
Value attributable to Gibraltar preferred shares	$	26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement (note 10) are redeemable, non-dividend paying, preferred shares, which are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. They also vote as a class pursuant to the provisions of the British Columbia Corporations Act in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

Gibraltar is obliged to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (a "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property, which operates at 75% of rated capacity for any 20 days in 30 consecutive days. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The conversion rates of the Taseko Share price for purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates and are as follows:

a) if after July 21, 2001, $3.64,

b) if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st. If there is no HP Realization Event within ten years, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and as well in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property net of Gibraltar's

(stated in Canadian dollars, unless otherwise stated)

3. Investments and reclamation deposits (continued)

reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to a HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

(b) Net smelter returns royalty investment

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd., a company with certain common directors at the time, in exchange for common shares of El Misti Gold Ltd., which were sold in 1997, for proceeds of $544,077, pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty ("NSR"), to a maximum of $2 million, from revenues earned from the properties. This NSR investment was assigned a value of $1.

(c) Reclamation deposits

Pursuant to British Columbia provincial mineral exploration requirements, cash deposits of $175,000 were made to secure future reclamation activities on the Harmony Gold Property. These reclamation deposits were transferred to Gibraltar on October 16, 2001, pursuant to the Arrangement (note 10).

4. Land and equipment

The fully-depreciated cost of site equipment associated with the Harmony Project at December 31, 2000 was $41,280. During the year ended December 31, 2001, the Company transferred the land and equipment to Gibraltar Mines Ltd. as part of the Arrangement (note 10).

5. Mineral property interests

Harmony Gold Property

The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands – Haida Gwaii, British Columbia.

In June 1999, the Company agreed to sell to Taseko, a 5% net profits royalty on the Harmony Gold Property for $600,000. In addition, the Company granted to Taseko for $1.00 an exclusive farmout right to earn up to a 10% working interest in the Harmony Gold Property, by expending $600,000 for each 1% working interest prior to January 1, 2001. This option expired unexercised on January 1, 2001.

On October 16, 2001, the Company completed the sale of the Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash (note 10). The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of Taseko Mines Limited upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Property (note 3).

(stated in Canadian dollars, unless otherwise stated)

5. Mineral property interests (continued)

Prosperity Property

In February 1999, Taseko and its subsidiary, Concentrated Exploration Ltd., granted to North Island Exploration Limited Partnership ("Partnership") an exclusive farmout right to earn up to a 9% working interest in the Prosperity Property ("Prosperity") through a program of exploration expenditures. Prosperity is a Gold-Copper Property located in the Clinton Mining Division, British Columbia, Canada. The Partnership spent $600,000 on Prosperity during 1999, earning a 1% working interest in Prosperity. The Company then acquired 600 units of the Partnership at $1,000 each.

On October 16, 2001, the Company exchanged its 1% working interest in the Prosperity Property for Taseko's 5% net profits interest in the Harmony Project, both valued at $600,000, giving the Company 100% ownership of the Harmony project prior to the Arrangement (note 10).

Westgarde Property

Under the Arrangement (note 10), the Company acquired from an affiliate of Gibraltar, an option to purchase a porphyry copper prospect known as the Westgarde Property located at Chisholm Lake, 60 kilometres southwest of Houston, British Columbia, for $230,000. During fiscal 2001, the Company entered into an earn-in agreement with Doublestar Resources Ltd. ("Doublestar"). Under the agreement, Doublestar was given the option to conduct 3,000 metres of diamond drilling to earn a 50 per cent interest in the Westgarde Property. Subsequent to entering into the earn-in agreement, Doublestar conducted drilling and concluded that the likelihood of a discovery in the size required for mine potential had been reduced. Doublestar terminated their earn-in agreement and the Company also decided not to proceed with exploration on the property, and terminated its option agreement. Accordingly acquisition and exploration costs totalling $249,353 were written off during the year ended December 31, 2001.

6. Bank operating loan

The Company had a $2 million bank operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed repayment terms. A private company affiliated with a director (the "Guarantor") provided a fully collateralized guarantee since July 1997, which remained in effect until withdrawn. This loan was fully repaid in fiscal 2001 and the collateral was returned to the Guarantor.

7. Shareholders' equity

	June 30, 2002	December 31, 2001
Share capital (note 7(b))	$ 7,374,819	$ 7,024,819
Contributed surplus (note 10(c))	--	342,309
Special warrants (note 7(c))	--	350,000
Adjustments to paid up capital	(7,471,248)	--
Reduce contributed surplus	342,309	--
Share capital (note 7(a))	245,880	7,717,128
Deficit	(127,405)	(7,471,248)
Shareholders' equity	$ 118,475	$ 245,880

(stated in Canadian dollars, unless otherwise stated)

7. Shareholders' equity (continued)

(a) Authorized share capital

At the annual and extraordinary general meeting of shareholders of Continental Minerals Corporation on June 28, 2002, it was resolved as a special resolution that the paid up capital of Continental's common shares be reduced by $7,471,248, which represents the accumulated deficit of Continental at December 31, 2001, and a consequential reduction of contributed surplus of up to $342,309.

At June 30, 2002, the Company's authorized share capital consists of:

(a) 100,000,000 common shares without par value; and
(b) 12,483,916 non-voting, redeemable preferred shares without par value.

During the year ended December 31, 2001, the Company reorganized its authorized share capital by creating 12,483,916 non-voting, redeemable preferred shares (note 10(b)).

Pursuant to the Arrangement (note 10) and the redeemable preferred share provisions, so long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable shares, pay any dividends, other than stock dividends, redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares shall be entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's obligation to distribute to the holders of the redeemable preferred shares, the Gibraltar preferred shares (less a reserve for taxes related to the distribution), after which the holders of redeemable preferred shares shall not be entitled to share in any further distribution of the Company's assets. In addition, the Company may not dispose of its Gibraltar preferred shares.

(b) Issued and outstanding common share capital

	Shares	Amount
Balance, December 31, 2000	1,248,391	$ 32,239,603
Reduction of book value assigned to preferred shares (note 10)	--	(26,764,784)
Shares issued for debt settlement at $0.10 (note 10(c))	15,500,000	1,550,000
Balance, December 31, 2001	16,748,391	7,024,819
Conversion of special warrants	3,500,000	350,000
Reduction of paid up capital (note 7(a))	--	(7,119,939)
Balance, June 30, 2002	20,248,391	$ 245,880

(c) Special warrants

On October 16, 2001, the Company issued 3.5 million special warrants for proceeds of $350,000. Of the special warrants issued, two million were exercisable on the earlier of the Company filing an annual information form or October 16, 2002, to acquire, without payment of additional consideration, one unit of the Company, each unit comprising one flow-through common share and one non-transferable common share purchase warrant. Of the remaining 1.5 million special warrants issued, each special warrant was exercisable on the earlier of the Company filing an annual information form or October 16, 2002, to acquire, without payment of additional consideration, one unit of the Company, each unit comprising one non-flow-through common share and one non-transferable common share purchase warrant. All special warrants were converted on June 3, 2002 into 3.5 million common shares and 3.5 million common share purchase warrants exercisable at $0.10 per warrant, expiring October 16, 2003. Subsequent to December 31, 2001, the Company and the subscribers jointly agreed, with the acceptance by the Canada Customs and Revenue Agency, to waive the flow-through element of the common shares.

(stated in Canadian dollars, unless otherwise stated)

7. Shareholders' equity (continued)

(d) Share purchase options

The Company has a share purchase option plan approved by the shareholders at the June 28, 2002 annual general meeting that allows it to grant up to 3,349,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days, at management's discretion, following retirement. In the case of death, they terminate at the earlier of 1 year after the event or the expiry date of the options. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options is as follows:

	2002		2001		2000	
	Number of shares	Weighted Average Price	Number of shares	Weighted Average Price	Number of shares	Weighted Average Price
Opening balance	--	$ --	228,000	$ 0.79	1,436,000	$ 0.88
Granted during the year	--	--	--	--	38,000	0.30
Expired/cancelled during the year	--	--	(228,000)	0.79	(1,246,000)	0.89
Closing balance	--	$ --	--	$ --	228,000	$ 0.79
Contractual remaining life (years)		--		--		0.79
Range of exercise prices		$ --		$ --		$0.30 - $0.90

(e) Redeemable Preferred Shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement (note 10). The redeemable shares are non-voting and non-dividend paying and are redeemable by the Company in certain events such as the occurrence of a HP Realization Event, at which time Gibraltar becomes obliged to redeem the Gibraltar preferred shares for Taseko Shares (note 3). The Company will redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of redeemable preferred shares. After such distribution, the holders of redeemable preferred shares shall not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable preferred shares do not vote except on any proposal to alter their special rights and restrictions or in the event the Company desires to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a nil amount has been reported in the balance sheet of the Company.

(stated in Canadian dollars, unless otherwise stated)

7. Shareholders' equity (continued)

(f) Escrowed shares

All of the 15.5 million escrowed shares issued on settlement of amounts payable to Hunter Dickinson Inc. (note 10(c)) were issued pursuant to the terms of a TSX Venture Exchange approved escrow agreement and accordingly, will be released over a period of three years from the close of the plan of arrangement. On October 16, 2001, 1.55 million shares were released and on April 16, 2002, a further 2,325,000 shares were released. The remaining shares are scheduled to be released over the next two and one half years ending on October 16, 2004.

8. Related party transactions

	Six months ended June 30, 2002	2001
Services rendered and disbursements to third parties made by Hunter Dickinson Inc. (a)	$ 46,052	$ --

	As at June 30, 2002	2001
Prepaid expenses (balances payable) (b) Hunter Dickinson Inc.	$ 107,180	$ (1,590,065)

(a) Hunter Dickinson Inc. is a private company with certain common directors that provides geological, corporate development, administrative and management services to the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b) Related balances receivable or payable, which are non-interest bearing and due on demand, are included in prepaid expenses or accounts payable and accrued liabilities.

(c) Bank operating loan (see note 6).

(d) Mineral property interests (see notes 5 and 10).

9. Income taxes

Substantially all of the differences between the actual income tax expense (recovery) of nil and the expected income tax recovery based on British Columbia statutory rates relate to the benefit of losses not recognized.

	2001	**2000**
Future income tax assets		
Investment in Gibraltar preferred shares	$ 6,413,000	$ --
Canadian resource pools	--	19,400,000
Loss carry forwards	--	1,100,000
Other tax pools	--	300,000
	6,413,000	20,800,000
Valuation allowance	(6,413,000)	(20,800,000)
Net future income tax asset (liability)	$ --	$ --

(stated in Canadian dollars, unless otherwise stated)

9. Income taxes (continued)

At December 31, 2001, the Company has nominal available losses for income tax purposes (2000 - $2.4 million). The Company is currently determining the residual tax pools available in Canada, (2000 - $72.8 million) as substantially all the Company's tax pools were transferred as a result of the Arrangement (note 10).

10. Arrangement Agreement

On October 16, 2001, the Company completed an arrangement agreement dated February 22, 2001 with Taseko and its subsidiary Gibraltar, which are British Columbia companies with certain common management and directors. The Company received shareholder approval at an Extraordinary/Annual General Meeting on March 29, 2001, the final court order from the British Columbia Supreme Court at a hearing held on April 3, 2001, and regulatory permission from the Canadian Venture Exchange in October 2001 that the transaction may proceed. Under the terms of the arrangement agreement:

(a) The Company's Harmony Gold Property was transferred to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting, redeemable preferred shares in the capital of Gibraltar which are redeemable on certain terms into common shares of Taseko (note 3);

(b) The Company's share capital was reorganized so that each common shareholder of record as of October 16, 2001 received, for each ten common shares held, one common share plus ten non-voting, redeemable preferred shares of the Company;

(c) The Company settled amounts payable due to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million escrowed common shares booked at $1,550,000, a majority of which have been optioned to, and will be under the control of, the directors of the Company. As the value of the shares issued was less than the amount of debt settled, the excess of $342,309 has been recorded as contributed surplus. The associated book value of these shares at December 31, 2001 was $188,219;

(d) Gibraltar transferred to the Company, for $230,000, its option to acquire the Westgarde Prospect (note 5);

(e) The Company received $350,000 in consideration of a special warrant financing issuance of 3.5 million units (note 7(c)); and

(e) Taseko exchanged its 5% net profits interest in the Harmony Gold Property, valued at $600,000, for a 1% working interest in Taseko's Prosperity Project held by the Company, also valued at $600,000.

11. Subsequent event

At the end of August 2002, the Company received regulatory approval and completed a $207,425 financing to privately place 345,708 units at a price of $0.60 per unit with sophisticated investors and institutions outside of Canada. Each unit is comprised of one common share and a common share purchase warrant exercisable at $0.65 for 16 months. The warrants are subject to an accelerated expiry of 45 days if the Company's shares, after the regulatory 4 month hold period, trade on the TSX Venture Exchange for ten consecutive days at or above $0.98.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
CONTINENTAL MINERALS CORPORATION	JUNE 30, 2002	2002	SEPT	05

ISSUER ADDRESS				
1020 – 800 West Pender Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 2V6	604-684-8092	604-684-6365
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Bill Caughill		Controller		604-684-6365
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
billc@hdgold.com		www.hdgold.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	ROBERT G. HUNTER	2002	SEPT	05
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	JEFFREY R. MASON	2002	SEPT	05

CONTINENTAL MINERALS CORPORATION
QUARTERLY REPORT
JUNE 30, 2002

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   Deferred exploration expenditures: See Consolidated Statements of Mineral Property Interests.
   Aggregate amount of expenditures made to parties not at arm's length: $46,052.

2. For the quarter under review:

   a) Summary of securities issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price ($)	Total Proceeds ($)
May 6, 2002	Common	Special warrants	3,500,000	0.10	350,000

   b) Summary of stock options granted during the period: Nil

3. As at the end of the quarter:

   a) Authorized capital: 100,000,000 common shares without par value
      12,483,916 non-voting, redeemable preferred shares without par value

      Common shares issued and outstanding: 20,248,391

   b) Summary of options, warrants and convertible securities outstanding: Nil

   c) Number of common shares held in escrow: 11,625,000
      Number of common shares subject to pooling: Nil

      On April 16, 2002, 2,325,000 shares were released from escrow of which 1,162,500 were to insiders.

d) List of directors:

   Rene Carrier
   David J. Copeland
   Scott D. Cousens
   Gordon J. Fretwell
   Robert G. Hunter
   Jeffrey R. Mason
   Ronald W. Thiessen
   Raymond J. Soper

SCHEDULE C: MANAGEMENT DISCUSSION

Continental Minerals Corporation ("Continental") is engaged in the business of acquiring and exploring natural resource properties. Continental sold the Harmony Gold Project to Gibraltar Mines Ltd. ("Gibraltar"), a wholly owned subsidiary of Taseko Mines Limited in fiscal 2001, but shareholders retained the opportunity to benefit in a future development or sale of the project by acquiring redeemable shares in Gibraltar.

CONTINENTAL MINERALS CORPORATION
QUARTERLY REPORT
JUNE 30, 2002

In fiscal 2002, Continental is focusing on the acquisition of a new large-scale mineral exploration project with substantial upside potential. The Company has access to the full resources of Hunter Dickinson Inc., an experienced exploration and development firm with in-house geologists, engineers, metallurgists, and environmental specialists, to assist in its technical review of the various opportunities.

Financial review

During the 2001 fiscal year, the Company reorganized its authorized share capital by creating 12,483,916 non-voting, redeemable preferred shares. The redeemable preferred shares were issued to common shareholders pursuant to the Arrangement with Taseko Mines Limited ("Taseko") (See Note 10 to the accompanying Financial Statements). The redeemable shares are non-voting and non-dividend paying and are redeemable by the Company in certain events such as the occurrence of a Realization Event, for example future development or sale of the Harmony project, at which time the Gibraltar preferred shares would be redeemed on certain terms for common shares of Taseko (See Note 3). The Company would redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of redeemable preferred shares. After such distribution, the holders of redeemable preferred shares shall not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

These redeemable shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, an amount of $1 has been reported in the balance sheet of the Company.

At the end of August 2002, the Company received regulatory approval and completed a $207,425 financing to privately place 345,708 units at a price of $0.60 per unit with sophisticated investors and institutions outside of Canada. Each unit is comprised of one common share and a common share purchase warrant exercisable at $0.65 for 16 months. The warrants are subject to an accelerated expiry of 45 days if the Company's shares, after the regulatory 4 month hold period, trade on the TSX Venture Exchange for ten consecutive days at or above $0.98.

At June 30, 2002, Continental has working capital of $118,474, (Q1 2002 - $201,814), no debt, and 20,248,391 issued and outstanding common shares.

Continental estimates that the cost of maintaining its corporate administrative activities at approximately $15,000 per month. Accordingly, Continental's management estimate that a minimum of $180,000 will be needed to maintain its corporate status and assets over the ensuing one-year period. The Company, in addition to the August 2002 financing, will continue to seek new sources of financing to enable it to provide working capital for corporate functions and property evaluation and acquisition activities.

Results of Operations

Continental lost $83,340 in the second quarter, as compared to $44,065 in the first quarter of fiscal 2002. Expenses before credit for interest income increased to $83,963 in the second quarter of 2002 from $44,435 in the prior quarter of 2002, but which is about half of the amount spent in the same quarter of fiscal 2001 when costs for property maintenance and activities associated with the transaction with Taseko were incurred.

The most significant costs in 2002 have been for salaries, office and administration (Q2 - $36,764; Q1 - $16,781) and corporate capital tax (Q2 - $12,426; Q1 – Nil). Corporate capital taxes for fiscal 2001 were $11,120.

There have been no fiscal 2002 exploration costs as mineral properties reviewed to date have not met the internal criteria to warrant incurring costs to evaluate them for potential acquisition. In 2001, expenditures were made on assays and analyses to handle samples from the Harmony Gold Project and geological work to evaluate the Westgarde project. The Company no longer directly owns either of these properties.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia carries out for Continental on a full cost recovery basis, geological, corporate development, administrative and other management services and incurs costs with third parties, pursuant to an agreement dated December 31, 1996. Costs for service rendered by HDI to the Company and third party costs incurred in the second quarter of fiscal 2002 were $27,334, as compared to $18,718 in first quarter. At June 30, 2002 the Company has prepaid services in the amount of $107,180 whereas at June 30, 2001, Continental owed HDI $1,590,065 which was settled for shares on October 16, 2001 (see note 10 to Consolidated financial statements.

CONTINENTAL MINERALS CORPORATION
Corporate Information

Officers

Robert G. Hunter
Chairman

Raymond J. Soper
Vice-Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Jeffrey R. Mason
Secretary and Chief Financial Officer

Directors

Rene G. Carrier
David J. Copeland
Scott D. Cousens
Gordon J. Fretwell
Robert G. Hunter
Jeffrey R. Mason
Raymond J. Soper
Ronald W. Thiessen

Corporate Address and Investor Services

Continental Minerals Corporation
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone (604) 684-6365
Facsimile (604) 684-8092
Toll-free 1-800-667-2114
e-mail info@hdgold.com
web site www.hdgold.com

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Auditors

KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

Transfer Agent

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listing

TSX Venture Exchange: KMK
Over-the-Counter Bulletin Board: KMKCF

Share Capitalization
(as at June 30, 2002)

Common Authorized 100,000,000
Issued and Outstanding 20,248,391